FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 16, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Decisions of MTS’ Board of Directors

April 16, 2009

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the decisions reached at the Board of Directors (BoD) meeting held on April 15, 2009.

At the meeting, MTS’ Board of Directors set the date for the annual general meeting of shareholders (AGM) for June 25, 2009. The record date for the Company’s share- and ADR-holders entitled to participate in the AGM has been set for May 8, 2009. Should the Board decide on the dividend payment at its next meeting at the end of May, the May 8, 2009, record date will also apply for the Company’s share- and ADR-holders entitled to receive dividends for the year 2008.

Issues entered into the AGM agenda by the BoD include:

•      Election of BoD members;

•      Approval of the Russian version of the Company’s Annual Report;

•      Approval of the Company’s Russian Accounting Standards annual financial statements;

•      Approval of the distribution of profits and losses of the Company based on the full year 2008 results (including payment of dividends should the recommendation be made at the BoD meeting at the end of May);

•      Election of  the members of the Company’s Auditing Commission;

•      Approval of the Company’s auditor;

•      Approval of the MTS Charter as amended and restated;

•      Approval of the Rules and Regulations of the Company’s Board of Directors as amended and restated;

•      Approval of the Rules and Regulations of the Company’s Management Board as amended and restated;

•      Approval of the Rules and Regulations of Remunerations and Compensations Payable to MTS OJSC Board of Directors as amended and restated.

The Board also elected Mr. Valery Shorzhin, IT Director of the MTS Group, and Mr. Andrey Ushatskiy, Chief Technology Officer and Vice President of Technology, to the Company’s Executive Board.

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For further information, please contact:
Mobile TeleSystems, Moscow
Investor Relations
Tel: +7 495 223 2025
E-mail: ir@mts.ru

* * *

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 91.77 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks..

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: April 16, 2009